SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2004

ECTEL LTD.

(Translation of Registrant`s Name into English)

43 Hasivim Street

Petach Tikva 49133

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on April 29, 2004, announcing 2004 First Quarter Results.

Such press release is hereby incorporated by reference into: (i) the Registrant`s Registration Statement on Form F-3, Registration No. 333-83736; and (ii) the Registrant`s Registration Statement on Form S-8, Registration No. 333-12256.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________________

Avi Goldstein,
Senior Vice President and

Chief Financial Officer

Dated:  May 3, 2004

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Index to Exhibits

Exhibit No. Exhibit

1 Press Release issued April 29, 2004

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Exhibit 1

FOR IMMEDIATE RELEASE

ECTEL REPORTS RESULTS OF THE FIRST QUARTER OF 2004

Petah Tikva, Israel - April 29, 2004 - ECtel Ltd. (NASDAQ: ECTX) today reported financial results for the first quarter ended March 31, 2004.

Revenues for the first quarter of 2004, which, following the sale of the Company`s Government Surveillance business, consist exclusively of the Company`s Telecom business, were $3.3 million, compared with $5.6 million for the fourth quarter of 2003 and $10.0 million for the first quarter of 2003.

On March 31, 2004, the Company completed the sale of its Government Surveillance business to Verint Systems Inc. (Nasdaq: VRNT). The results of the Government Surveillance business, for all periods presented, have been categorized as "Net income (loss) from discontinued operations" in the Company's Consolidated Statements of Income.

Net income for the first quarter of 2004 was $2.9 million, or $0.16 per share, compared with a net loss of $11.6 million, or $0.65 per share, for the fourth quarter of 2003, and a net loss of  $3.8 million, or $0.21 per share, for the first quarter of 2003.

Net loss from continuing operations for the first quarter of 2004 was $9.3 million, or $0.52 per share, compared with a loss of $8.6 million, or $0.48 per share, for the fourth quarter of 2003, and $4.8 million, or $0.26 per share, for the first quarter of 2003.

The results reflect the ongoing challenges facing the Company, including the impact of the extended negotiations associated with the sale of the Company`s Government Surveillance business, long sales cycles, reorganization activities, and management transition.

- end - -

Notes:

ECtel Ltd.

ECtel is a leading global provider of cutting-edge Fraud Prevention and Revenue Assurance solutions for converged telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel's cost-effective systems are used by premier telecommunications operators throughout the world. ECtel Ltd. is traded on NASDAQ under the symbol ECTX.  For additional information, visit the ECtel web site at http://www.ectel.com.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the ability of the Company`s new management to formulate and implement a recovery plan, the planned distribution by ECI of ECtel shares held by it to ECI`s shareholders, the slow down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, the impact of competitive pricing, product development, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel, and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

.

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Contacts:
ECtel Ltd.	ECtel Ltd.
Avi Goldstein	Chris Denis
Senior Vice President and CFO	Investor Relations Coordinator
Tel: +1-301-354-1113	Tel: 954-351-4492
Fax: +1-301-428-0505	Fax: 954-351-4430
Email: avig@ectel.com	Email: chrisd@ectel.com

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ECtel Ltd.
Consolidated Statements of Income (loss)
$ in thousands except share and per share data

	Three months ended March 31,		Three months ended December 31,
	2003	2004	2003
	(Unaudited)

Revenues	9,989	3,326	5,578

Cost of revenues	5,009	2,933	3,825
Inventory write-off	-	779	-

Gross profit (loss)	4,980	(386)	1,753

Research and development costs, net	2,259	1,765	2,311
Selling and marketing expenses	3,586	2,938	3,418
General and administrative expenses	3,935	4,260	4,769

Operating loss	(4,800)	(9,349)	(8,745)

Financial expenses (income), net	(41)	6	(116)
Other expenses (income), net	(7)	-	5

loss from continuing operations before taxes on income	(4,752)	(9,355)	(8,634)

Taxes on Income (tax benefit)	16	(67)	(53)

Net loss from continuing operations	(4,768)	(9,288)	(8,581)

Net income (loss) from discontinued operations	924	12,238	(3,009)

Net income (loss)	(3,844)	2,950	(11,590)

Earnings (loss) per share:
Basic and diluted earnings (loss) per share for:

Continuing operations	(0.26)	(0.52)	(0.48)

Discontinued operations	0.05	0.68	(0.17)

Basic and diluted earnings (loss) per share	(0.21)	0.16	(0.65)

Weighted average number of shares outstanding used to
Compute basic and diluted earnings (loss) per share	17,930,604	18,053,887	17,992,062

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ECtel Ltd.
Consolidated Balance Sheets
$ in thousands

	December 31,	March 31,
	2003	2004

	Audited	Unaudited
Assets

Current assets:

Cash and cash equivalents (including marketable bonds)	27,964	56,282
Short term deposit	2,006	300
Receivables:
Trade	29,940	21,833
Other	3,378	7,180
Related parties	35	138
Recoverable costs and estimated
earnings, not yet billed	7,175	-
Inventories	6,386	5,210

Total current assets	76,884	90,943

Long-term marketable securities	6,271	5,239

Long-term receivables and deposits, net of current maturities	786	690

Property, plant and equipment
Cost	10,438	10,786
Less - Accumulated depreciation	6,265	6,556

	4,173	4,230

Goodwill	10,329	10,329

Other assets	727	661

Assets - Discontinued Operations	2,337	-

Total assets	101,507	112,092

ECtel Ltd.
Consolidated Balance Sheets
$ in thousands

	December 31,	March 31,
	2003	2004

	Audited	Unaudited

Liabilities and shareholders' equity

Current liabilities:

Trade payables	5,687	3,648
Related parties	649	357
Other payables and accrued liabilities	17,587	28,346

Total current liabilities	23,923	32,351

Long-term liability:
Liability for employee severance benefits, net	826	647

Liabilities - Discontinued Operations	735	-

Total liabilities	25,484	32,998

Shareholders' equity :
Share capital	213	213
Capital surplus	72,458	72,579
Retained earnings	3,352	6,302

Total Shareholders' equity	76,023	79,094

Total liabilities and shareholders' equity	101,507	112,092

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